AMERICAN RENAL ASSOCIATES HOLDINGS, INC.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

March 16, 2018
VIA EDGAR
Re:    American Renal Associates Holdings, Inc.
Registration Statement on Form S-3
File No. 333-219326

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ron Alper

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Renal Associates Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on March 19, 2018, or as soon as possible thereafter.

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Very truly yours,

American Renal Associates Holdings, Inc.

By:	/s/ Michael R. Costa
Name: Michael R. Costa
Title: Vice President and General Counsel

[Signature Page to Company Acceleration Request]